



SECURIT... ...SION

02018049

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2002
365

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SEC FILE NUMBER
8- 50592

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  Nord Securities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  9226 Teddy Lane, Suite 125

(No. and Street)

Lone Tree	CO	80124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Arlen D. Nordhagen   (303) 705-8020

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  SPICER, JEFFRIES & CO.

(Name — if individual, state last, first, middle name)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Arlen D. Nordhagen_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Nord Securities Corporation_____, as of __December 31_____, 2001   are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

Commission Expires 3/9/2002

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<u>NORD SECURITIES CORPORATION</u>

<u>REPORT PURSUANT TO RULE 17A-5(d)</u>

<u>YEAR ENDED DECEMBER 31, 2001</u>

NORD SECURITIES CORPORATION

CONTENTS



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nord Securities Corporation

We have audited the accompanying statement of financial condition of Nord Securities Corporation as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nord Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplementary schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 18, 2002

NORD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	5 820
Other assets		33 921
	$	39 741

SHAREHOLDER'S EQUITY

SHAREHOLDER'S EQUITY (Notes 2 and 3):

Common stock, no par value; 1,000,000 shares authorized, 1,000,000 shares issued and outstanding	$	12 000
Retained earnings		27 741
TOTAL SHAREHOLDER'S EQUITY	$	39 741

NORD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES:

Commissions	$	30 000
Interest		227
TOTAL REVENUES		30 227

EXPENSES:

Management fees (Note 3)	25 200
Professional fees	2 950
Offering expenses	916
Filing and regulatory fees	1 386
General and administrative expenses	299
TOTAL EXPENSES	30 751

NET LOSS $ **(524)**

NORD SECURITIES CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

| | Common Stock | | Retained |
	Shares	Amount	Earnings
BALANCES, December 31, 2000	1 000 000	$ 12 000	$ 28 265
Net loss	-	-	(524)
BALANCES, December 31, 2001	1 000 000	$ 12 000	$ 27 741

NORD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in other assets		(1 604)
Net cash used in operating activities		(2 128)
CASH, Beginning of Year		7 948
CASH, End of Year	$	5 820

NORD SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nord Securities Corporation (the Company) is a Colorado corporation which was formed on October 1, 1997 to engage in financial advisory services. The Company currently operates as a consultant where it participates in mergers and acquisitions for a consulting fee. The Company is registered as a broker-dealer with the Securities and Exchange Commission. The Company is a wholly owned subsidiary of Nord Capital Group, Inc.

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under rule 15c3-3(k)(2)(i).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company, with the consent of its shareholder, has elected to be taxed under a section of federal and state income tax law that provides for the shareholder to report all items of income, deductions, losses and credits. Therefore, these statements do not include any provision (benefit) for corporate income taxes.

The Company's financial instruments, including cash and other assets, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $5,820 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company is required to notify its regulatory agencies when net capital falls below 120% of required net capital. Accordingly, the Company was $180 below the 120% guideline at December 31, 2001. The Company sent its required notification to its regulatory agencies reporting the delinquency.

NOTES TO FINANCIAL STATEMENTS

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company has an expense agreement with its Parent. Under the agreement all overhead expenses will be paid by the Parent.

Management fees in the amount of $25,200 were paid by the Company to it's Parent for the year ending December 31, 2001.

SUPPLEMENTARY SCHEDULE

NORD SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDITS:
Shareholder's equity $ 39 741

DEBITS:
Non-allowable assets:
  Other assets   33 921

NET CAPITAL   5 820

Minimum requirements of 6 2/3% of aggregate indebtedness of
  $-0- or $5,000 whichever is greater   5 000

EXCESS NET CAPITAL $ 820

AGGREGATE INDEBTEDNESS $ -

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0 to 1

Note: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2001.



SPICER, JEFFRIES & CO.

CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Nord Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Nord Securities Corporation for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Nord Securities Corporation that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8(b) of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Nord Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Nord Securities Corporation was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 18, 2002